Exhibit 99.1

Q3 2020 Earnings Release

BETTERWARE REPORTS THIRD QUARTER RESULTS:

NET SALES INCREASED 199% AND EBITDA INCREASED 234%

Guadalajara, Jalisco, Mexico, November 5, 2020. - Betterware de Mexico S.A.B. de C.V. (“Betterware” or the “Company”), announced today its consolidated financial results for the third quarter 2020. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, are un-audited, prepared in accordance with IFRS and may include minor differences due to rounding.

We are very pleased with our record third quarter results, highlighted by strong sales growth, an increase in Adjusted EBITDA and an acceleration in the number of distributors and associates. We are very proud of our team’s ability to adapt, meet the increased demand, and continue to serve our customers in a changing operating environment, and their hard work has enabled our strong third quarter performance. Amidst a pandemic backdrop, our recent results demonstrate that our unique technology driven platform that we’ve developed over the last five years is well positioned to disrupt the consumer products industry and to continue reaching more homes as we focus on delivering sustainable long-term growth.

Luis G. Campos

Executive Chairman of the Board

We made strong progress against our four key strategic pillars this quarter which are centered on market penetration, geographic expansion, category expansion and business intelligence and technology investments. Our disciplined execution of these strategies combined with strong innovation and an advantageous direct to consumer operating model continues to strengthen our competitive positioning as the number one home solutions brand in Mexico. We believe these strategies, along with our continued focus on managing expenses and working capital, have us poised to capitalize on the increased demand we are seeing for our products.

Andres Campos

CEO & Board Member

Quarterly results

Net revenues

Net revenues increased 199% to Ps. 2,271M from Ps. 759M in 3Q19. This increase was driven by a 186% increase in distributors and a 179% increase in associates fueling an increase in volume of 30M units to 42.2M units in 3Q20.

Q3 2020 Earnings Release

Contributing to the triple digit sales growth was the successful implementation of the Company’s commercial strategies and technological advancements that have been developed over five years. As a result, the Company not only introduced successful innovation but also was able to serve its distribution network seamlessly in a work-from-home environment due to the COVID-19 pandemic.

For the first nine months of 2020, net revenues increased 103% to Ps. 4,659M, compared to Ps. 2,294M of the same period of 2019. This growth was driven by the increase in distributors and associates which led to a 111% increase in volume to 84.3M units, compared to 40M units of the same period of 2019.

Gross margin

Gross margin was 54.6% in 3Q20 as compared to 59.9% in 3Q19. The decline in 3Q20 was driven by a (i) 320 basis points from the depreciation of the Mexican peso compared to the U.S. dollar, which negatively impacted product costs purchased in US dollars and (ii) 210 basis point increase in air freight costs, which were incurred in to meet the surge in demand.

For the first nine months of the year, gross margin was 54.0%, compared to 58.9% in the same period of 2019 mainly due to (i) 320 basis points from the depreciation of the Mexican peso compared to the U.S. dollar, which negatively impacted product costs purchased in US dollars and (ii) 170 basis points due to the significant increase air freight to meet the surge in demand.

EBITDA

For the quarter, Betterware’s EBITDA increased 234% Year-on-Year to Ps. 730M, compared to 219M in 3Q19 and EBITDA margin expanded 3.3 pp to 32.2% due to the increase on operational leverage. In the first nine months of 2020 EBITDA increased by 118%, and the EBITDA margin was 29.1%.

Net Income

During 3Q20, the Company´s net income decreased -187.2% to Ps. -126M, relative to 3Q19. Net income includes non-cash expense of Ps. 585M related to the valuation of warrants (see below accounting for warrants). Without considering this impact, which does not affect the Company’s cash flows or operating income, the Company´s net income during 3Q20 would have increased 214.7% to Ps. 456M, relative to 3Q19.

The Company’s effective income tax rate is also impacted by the fair value adjustment of the warrants, which is recorded in profit and loss in accordance with IFRS but is excluded for purposes of determining the income tax for the period.

For the first nine months of the year earnings per share decreased to Ps. 8.35, compared to Ps. 11.02 of the same period last year. The decrease is also related to the accounting of warrants. Without considering this impact, which does not affect the Company’s cash flows or operating income, the Company´s earnings per share for the nine months, would have increased to Ps. 25.24, compared to Ps. 11.02 of the same periods last year.

Q3 2020 Earnings Release

Accounting for the warrants

For accounting purposes and in accordance with IFRS, the warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Company’s shares at a fixed price. Although the warrants will be exchanged for the Company’s shares based on the terms of the warrant agreement, IFRS requires the derivative financial instrument to be classified as a liability given that the functional currency of the Company (MXN) differs from the strike-price of the warrants, which is fixed in USD. Changes in the fair value of the liability are presented in the profit and loss statement under the heading “Changes in fair value of warrants”.

IFRS requires the fair value of the warrants to be recorded in profit or loss of the period, however the Company’s operating income and the financial position is not impacted. For purposes of the Company’s EBITDA, the changes in the fair value of the liability are excluded as they represent non-cash charges.

When the warrants are exchanged for the Company’s shares, the obligation associated with the liability will be extinguished with a corresponding increase in equity. Once the warrants have been redeemed, the net impact in the Company’s equity is zero as the increase in their fair value is recorded in the profit and loss statement (reducing retained earnings), offset by the equivalent increase in equity as a result of the issuance of shares.

As of and for the nine months ended September 30, 2020, the Company has recognized the following impacts associated with the warrants:

-	Fair value of the warrants as of September 30, 2020 is Ps. 517.8M

-	Unrealized loss on valuation of derivative financial instruments of Ps. 585.4M

-	Cash received by warrant holders exercising their rights to exchange their warrants for shares of the Company of Ps. 68.4M

-	1,573,888 warrants repurchased by the Company for a total outflow of cash of Ps. 27.7M

-	Increase in equity as a result of the issuance of shares for the exchange of warrants of Ps. 163.8M

Subsequent to September 30, 2020 during the month of October 2020, 2,058,648 warrants have been redeemed for the Company’s shares at a proportion of .37 warrants/share. The total impact to the Company’s income statement resulting from the valuation of the warrants was a loss of Ps. 174.7M, offset by an increase in equity as a result of the issuance of shares upon the exchange of warrants for shares of Ps. 405.2M. Redemption of the outstanding warrants (approximately 1.5 million) will be completed by November 9 resulting in the cancelation of the liability for warrants and an increase in equity associated with the issuance of the Company´s shares.

Significant changes within the Balance Sheet

The Company’s financial position remained strong during the third quarter, and included a reduction in leverage and increased liquidity due to the outstanding operating results recorded during the quarter and nine months of 2020.

Cash and equivalents increased Ps. 1,002M, or 656% from Ps. 153M in 2019 to Ps. 1,155M September 2020, primarily due to the cash received from increased sales. Accounts payable to suppliers increased Ps. 1,901M or 420% from Ps. 452M in 2019 to Ps. 2,353M in 2020, due to additional purchases in order to support the increase in sales. This growth is higher than the increase in inventory due to: (i) supplier credit terms of 120 days and (ii) inventory turnover of 87 days due to the accelerated growth in sales.

Q3 2020 Earnings Release

At quarter end, Betterware’s leverage ratio was -0.4x times. During Q2, the Company chose to pre-pay its debt for Ps. 495M. This resulted in Ps. 39.6M of pre-payment penalty costs which are included within the interest expense line on the consolidated income statements.

The fair value of the warrants as of September 30, 2020 is Ps. 517.8M, which increased as their value is directly proportional to the increase in the Company’s share price during the quarter.

Our Growth Expectations for 2020

Betterware has a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions all supported by a robust infrastructure deeply rooted in business intelligence. The Company is pleased to be in a position to raise its EBITDA expectations for fiscal year 2020, which are appropriately tempered due to the uncertainty of market conditions during the pandemic. With this in mind, the Company is raising its expectation for FY2020 EBITDA to a range between Ps. 1,900 and Ps. 2,100, up from its previous guidance of Ps. 1,450M, and now expects EBITDA margin to be between 26.2% to 28.9%.

Board of Directors Proposes Quarterly Cash Dividend

In recognition of the Company’s ability to generate strong cash flow after investment, its Board of Directors has proposed to pay a Ps. 330M dividend to shareholders. The dividend is subject to approval at the next Ordinary General Shareholders’ Meeting to be held on November 9, 2020.

The Company expects to pay a dividend associated with its year-end results that will be submitted to the Board of Directors for approval as the loss generated by the fair value of the warrants during the year (impacting retained earnings) will be offset by a corresponding increase in equity associated with the issuance of shares.

Q3 2020 Earnings Release

Betterware de México, S.A.B. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2020, and September 30, 2019

(In Thousands of Mexican Pesos)

	Sep 2020	Sep 2019
Assets
Cash and cash equivalents	1,155,207	152,821
Trade accounts receivable, net	680,303	300,459
Accounts receivable from related parties	50	604
Inventories	1,113,301	350,289
Prepaid expenses	180,405	43,119
Other assets	113,225	17,246
Derivative financial instruments	31,486	10,183
Total current assets	3,273,977	874,721
Property, plant and equipment, net	549,847	201,028
Right of use assets, net	12,141	22,124
Deferred income tax	5,082	-
Intangible assets, net	307,324	288,900
Goodwill	348,441	348,441
Other assets	3,778	2,889
Total non-current assets	1,226,613	863,382
Total assets	4,500,590	1,738,103

Liabilities and Stockholders’ Equity
Borrowings	77,459	119,334
Accounts payable to suppliers	2,352,882	452,137
Accrued expenses	298,659	55,169
Provisions	116,962	41,829
Income tax payable	93,330	27,386
Value added tax payable	51,712	25,134
Statutory employee profit sharing	7,129	3,411
Lease liability	9,101	9,049
Warrants	517,767	-
Derivative financial instruments	4,658	-
Total current liabilities	3,529,659	733,449
Employee benefits	1,387	1,199
Derivative financial instruments	30,105	18,172
Deferred income tax	78,501	69,347
Lease liability	3,637	12,182
Borrowings	522,536	578,673
Total non-current liabilities	636,166	679,573
Total liabilities	4,165,825	1,413,022

Stockholders’ Equity
Capital stock	328,530	55,985
Retained earnings	6,067	269,050
Other comprehensive income	168	46
Total Stockholders’ Equity	334,765	325,081
Total Liabilities and Stockholders’ Equity	4,500,590	1,738,103

Q3 2020 Earnings Release

Betterware de México, S.A.B. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended September 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	Q3 2020	Q3 2019	∆%
Net revenue	2,270,838	758,513	199.4%
Cost of sales	1,030,781	303,921	239.2%
Gross profit	1,240,057	454,592	172.8%

Administrative expenses	168,811	63,226	167.0%
Selling expenses	241,894	154,007	57.1%
Distribution expenses	107,973	27,410	293.9%
Total expenses	518,678	244,643	112.0%
Operating income	721,379	209,949	243.6%

Interest expense	-	(15,254)	-100%
Interest income	4,099	1,783	129.9%
Unrealized (loss) / gain in valuation of financial derivative instruments	(50,710)	7,760	-753.5%
Changes in fair value of warrants	(581,736)	-	100%
Foreign exchange loss, net	(16,136)	(625)	2481.8%
Financing cost, net	(644,483)	(6,336)	10071.8%

Income before income taxes	76,896	203,613	-62.2%

Income taxes	203,080	58,864	245%

Net income	(126,184)	144,749	-187.2%

EBITDA breakdown (Ps. $730 million)

Concept	Q3 2020	Q3 2019	∆%
Net income	(126,184)	144,749	-187.2%
(+) Income taxes	203,080	58,864	245%
(+) Financing cost, net	644,483	6,336	10071.8%
(+) Depreciation and amortization	8,789	8,631	1.8%
EBITDA	730,168	218,580	234.1%
EBITDA margin	32.2%	28.8%	3.3%

Q3 2020 Earnings Release

Betterware de México, S.A.B. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended September 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	9M20	9M19	∆%
Net revenue	4,659,241	2,294,135	103.1%
Cost of sales	2,143,353	942,569	127.4%
Gross profit	2,515,888	1,351,566	86.1%

Administrative expenses	401,981	256,122	56.9%
Selling expenses	559,674	403,897	38.6%
Distribution expenses	223,489	94,743	135.9%
Total expenses	1,185,144	754,762	57.0%
Operating income	1,330,744	596,804	123.0%

Interest expense	(70,827)	(59,984)	18.1%
Interest income	9,586	5,614	70.8%
Unrealized gain on valuation of financial derivative instruments	30,377	8,640	251.6%
Changes in fair value of warrants	(585,372)	-	100%
Foreign exchange loss, net	(36,213)	(6,538)	453.9%
Financing cost, net	(652,449)	(52,268)	1148.3%

Income before income taxes	678,295	544,536	24.6%

Income taxes	390,604	164,921	136.8%

Net income	287,691	379,615	-24.2%

EBITDA breakdown (Ps. $1,357 million)

Concept	9M20	9M19	∆%
Net income	287,691	379,615	-24.2%
(+) Income taxes	390,604	164,921	136.8%
(+) Financing cost, net	652,449	52,268	1148.3%
(+) Depreciation and amortization	26,480	26,109	1.4%
EBITDA	1,357,224	622,913	117.9%
EBITDA margin	29.1%	27.2%	2.0%

Q3 2020 Earnings Release

Betterware de México, S.A.B. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended September 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	Sep 2020	Sep 2019
Cash flows from operating activities:
Net income for the period	287,691	379,615

Adjustments for:
Income tax expense	390,604	164,921
Depreciation and amortization of non-current assets and right of use assets	26,480	26,109
Interest income recognized in profit or loss	(9,586)	(5,614)
Interest expense recognized in profit or loss	70,827	59,984
Gain of property, plant, equipment sale	-	-
Unrealized gain in valuation of financial derivative instruments	554,995	(8,640)

Movements in working capital:
Trade accounts receivable	(433,216)	(101,683)
Accounts receivable from related parties	560	(604)
Inventory	(767,747)	(48,083)
Prepaid expenses and other assets	(210,859)	12,464
Accounts payable to suppliers and accrued expenses	2,068,416	25,362
Provisions	70,173	2,843
Value added tax payable	21,413	7,510
Statutory employee profit sharing	2,123	(585)
Income taxes paid	(331,982)	(166,551)
Employee benefits	(243)	(156)
Net cash provided by operating activities	1,739,649	346,892

Cash flows from investing activities:
Payments for property, plant and equipment	(361,966)	(177,634)
Disposal of property, plant and equipment	7,283	-
Interest received	9,586	-
Net cash used in investing activities	(345,097)	(177,634)

Cash flows from financing activities:
Repayment of borrowings	(1,267,258)	(189,987)
Proceeds from borrowings	1,195,749	223,743
Interest paid	(76,019)	(49,052)
Lease payment	(11,846)	21,231
Dividends and Capital stock increase, net	(293,668)	(199,755)
Net cash used in financing activities	(453042)	(193,820)
Net increase (decrease) in cash and cash equivalents	941,510	(24,562)
Cash and cash equivalents at the beginning of the period	213,697	177,383
Cash and cash equivalents at the end of the period	1,155,207	152,821

Q3 2020 Earnings Release

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q3 2020 Earnings Release

Q3 2020 Conference Call

Management will hold a conference call with investors on November 6th, 2020 at 8am Central Standard Time (CST)/9am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13711863

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13711863